CONFIDENTIAL	767 Fifth Avenue
VIA EDGAR	New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Raymond O. Gietz
+1 (212) 310-8702
September 28, 2016	raymond.gietz@weil.com

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Suzanne Hayes

c/o Joseph McCann

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:                             QLT Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 12, 2016
File No. 333-212971

Ladies and Gentlemen:

On behalf of our client, QLT Inc. (the “Company”), please find below a response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2016 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed by the Company on August 8, 2016, as amended on September 12, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing today an amendment to the Registration Statement (“Amendment No. 2”). In addition to the EDGAR filing, we are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold below, and set forth below each such comment is its response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Background of the Merger; page 43

1.              We note your revised disclosures in response to prior comment 4. Based on the disclosures in the revised Background of the Merger section it remains unclear where the parties stood with respect to merger consideration value from initiation of discussions in January 2016 until the May 31 to June 1, 2016 timeframe when Greenhill communicated QLT’s willingness to consider a 1.2x exchange ratio. Please revise the Background section to disclose in greater detail the merger consideration discussions so that investors can understand how these negotiations evolved over

Ms. Suzanne Hayes Assistant Director September 28, 2016 Page 2

                        time and whether the value of the consideration under discussion changed during this period and in the period following Greenhill’s communication of the exchange ratio.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.  Please see pages 44, 45, 54, 55, 56 and 60 of Amendment No. 2.

Also, please provide us on a supplemental basis copies of all “board books,” drafts of appraisal reports provided to the respective boards, and summaries of all oral presentations made to the boards.

Response:  The presentation materials prepared by Greenhill & Co., LLC (“Greenhill”) in connection with its opinion, dated June 13, 2016, are being provided to the Staff under separate cover by counsel for Greenhill on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In accordance with such Rules, counsel for Greenhill has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Greenhill also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Similarly, the presentation materials prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) in connection with its opinion, dated June 14, 2016, are being provided to the Staff under separate cover by counsel for J.P. Morgan on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.  In accordance with such Rules, counsel for J.P. Morgan has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for J.P. Morgan also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.              With respect to your revised disclosures in response to prior comment 4, please also disclose:

a.              the material terms contained in QLT’s February 10 draft term sheet, including a description of the “transaction structure”; the breakdown, if applicable, between the cash and stock consideration; and an explanation of how the respective stock prices would factor into the assumed consideration value, including whether a premium or discount would be applied;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please see page 44 of Amendment No. 2.

b.              the material changes contained in QLT’s March 9, 2016 revised draft term sheet; and

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly. Please see page 45 of Amendment No. 2.

c.               the preliminary valuation range that J.P. Morgan’s presented to Aegerion management on March 18, 2016 as part of its preliminary valuation analysis.

Ms. Suzanne Hayes Assistant Director September 28, 2016 Page 3

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.  Please see page 46 of Amendment No. 2.

3.              We note your disclosure on page 62 regarding the September 1, 2016 amended merger agreement. Please revise to disclose the nature of the changes to the Form of Warrant Agreement.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.  Please see page 62 of Amendment No. 2.

Material United States Federal Income Tax Consequences of the Merger, page 131

4.              We note that you have revised your disclosures on pages 131 and 132 in response to comment 5 to indicate what the tax consequences “generally” will be to Aegerion holders who receive merger consideration and QLT holders who receive and exercise warrants. Please revise these two disclosures to express a conclusion for each tax consequence or explain the reasons for the qualifying language. Also, revise these same disclosures on page 9 accordingly.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly.  Please see pages vi, vii, 9, 131, 132 and 134 of Amendment No. 2.

Exhibit 5.1 — Opinion of Bull, Housser & Tupper LLP

5.              We note that you are registering warrants to purchase QLT common stock under the registration statement. Please have counsel revise the legality opinion to cover these warrants. For guidance, please see Part II.B.1.f. of Staff Legal Bulletin No. 19.

Response:  The Company acknowledges the Staff’s comment and the opinion included as Exhibit 5.1 to Amendment No. 2 has been revised accordingly.

6.              We refer to the second paragraph of the opinion which specifically references the common shares issuable to Aegerion holders. Please have counsel revise the opinion to clarify, if true, that the opinion covers the common shares underlying the warrants that will be issued to QLT holders.

Response:  The Company acknowledges the Staff’s comment and the opinion included as Exhibit 5.1 to Amendment No. 2 has been revised accordingly.

*     *     *     *

Ms. Suzanne Hayes Assistant Director September 28, 2016 Page 4

In response to the closing comments of the Comment Letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with this response to the Staff’s comments that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8702 or send me an e-mail (raymond.gietz@weil.com).

Sincerely,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:                                Dori C. Assaly

Senior Vice President, Legal and Corporate Secretary

QLT Inc.

887 Great Northern Way, Suite 250

Vancouver, British Columbia

Canada  V5T 4T5